Exhibit 99.1

For Immediate Release

HYDROGENICS REPORTS SECOND QUARTER 2002 RESULTS

JOHN DEERE Signs Contract With HYDROGENICS
To Explore Fuel Cell Opportunities

     TORONTO, August 8, 2002 — HYDROGENICS CORPORATION (TSE: HYG and NASDAQ: HYGS), a designer and manufacturer of proton exchange membrane (PEM) fuel cell technology, today announced its financial results for the second quarter 2002 and highlights of its recent corporate activity including today’s contract announcement with Deere & Company (John Deere).

SECOND QUARTER RESULTS

Hydrogenics’ second quarter 2002 revenues more than tripled to US$ 3.5 million, compared with US$ 1.1 million for second quarter 2001. Net loss for the second quarter 2002 was (US$ 3.5) million, or (US$ 0.07) per share, compared with a net loss of (US$ 2.3) million, or (US$ 0.06) per share, for the second quarter 2001.

Excluding US$ 3.7 million associated with the non-cash impact of amortization of intellectual property (IP) acquired in the GM transaction of October 16, 2001, net income for the first quarter 2002 was US$ 0.3 million, or US$ 0.01 per share. There was no comparable amortization of IP in the second quarter 2001.

Foreign currency gains contributed a positive US$ 2.0 million, or US$ 0.04 per share, towards net income for the second quarter 2002 compared with a foreign currency loss of (US$ 1.5) million, or (US$ 0.04) per share, for the second quarter 2001.

YEAR-TO-DATE RESULTS

Revenues for the first half 2002 more than tripled to US$ 5.6 million compared with US$ 1.8 million for the comparable period in 2001. Net loss for the first half 2002 was (US$ 8.5) million, or (US$ 0.18) per share compared with a net income of US$ 0.6 million or US$ 0.02 per share for the first half 2001.

Excluding US$ 7.4 million associated with the non-cash impact of amortization of intellectual property (IP) acquired in the GM transaction, net loss for the first half 2002 was (US$ 1.1) million, or (US$ 0.02) per share. There was no comparable amortization of IP in the first half 2001.

Foreign currency gains contributed a positive US$ 1.9 million, or US$ 0.04 per share, towards net income for the year-to-date 2002 compared with US$ 1.5 million, or US$ 0.04 per share, for the comparable period in 2001.

MANAGEMENT’S COMMENTS

“Second quarter was truly an exceptional quarter for Hydrogenics,” said Pierre Rivard, President and CEO, “The tripling of revenues year-over-year, which allowed us to achieve record quarterly revenues, reflects only a fraction of our achievements for the quarter. Order backlog has surpassed US$ 9 million, reinforcing confidence in our full year revenue targets. This backlog, combined with gross margins at the high end of Company guidance, underscores the merits of our long-standing business plan to initially target premium power applications.”

“Operationally, we extended our geographic reach to Germany and Europe, re-affirmed our leadership position in test equipment, delivered on our customer commitment to Nextel with the installation of the world’s first regenerative PEM fuel cell back up power generator, and unveiled our second generation HyPM™ power module at the Hannover Fair in April,” continued Rivard. “I am particularly proud of our team’s accomplishments as they execute on our goals and objectives for Hydrogenics in 2002.”

HYDROGENICS SECURES CONTRACT WITH JOHN DEERE

Hydrogenics also announced today that it has entered into a development agreement with Deere & Company, a Delaware Corporation and the world’s leading producer of equipment for agriculture and forestry. John Deere has engaged Hydrogenics to provide HyPM™ power module technology together with integrated components and services for a premium power application of PEM fuel cells.

“We are very excited and proud to be sharing our fuel cell expertise with a company such as John Deere,” said Pierre Rivard. “John Deere’s reputation as a leader in advanced machinery across a broad array of user markets is unrivalled. As we pursue market channels for our fuel cell technology it is critical that we align our efforts with such market leaders.”

GOALS FOR 2002

Hydrogenics established specific corporate goals in 2002. These goals include maintaining commercial sustainability; focusing on strategic alliances by capitalizing on existing relationships as well as establishing new ones; delivering commercial fuel cell products to targeted markets; and extending global reach.

With regard to these goals, Hydrogenics has demonstrated progress in the following areas during the first half of 2002:

•     Commercial Sustainability – More than tripled 2002 revenues compared with the same period in the prior year. Solid gross margin performance facilitated increased investment in SG&A and R&D at a controlled pace that remains aligned with anticipated 2002 revenue growth. Despite this rapid growth, year-to-date, Hydrogenics has experienced minimal “cash burn” of US$ 1.9 million, an amount that includes the US$ 0.6 million paid upon acquisition of EnKat GmbH.

•     Global Reach – Completed the acquisition of EnKat in Germany, securing a foothold in Europe, a key fuel cell target market. Subsequently validated this business decision with a substantial order from a major European automaker. Disclosed our joint participation in China in the integration of a fuel cell propulsion system for an automotive demonstration using the HyPM™ power module. Conducted a technology road show in Asia to promote new FCATS™ capabilities to existing and potential customers in this region.

•     Strategic Alliances – Increased the scope of the on-site engineering services we provide for GM’s growing fuel cell research and development facilities in New York State. Announced an agreement with Dow Corning to jointly commercialize an innovative manufacturing process for sealing PEM fuel cell stacks, electrolyzers and membrane electrode assemblies (MEA).

•     Commercial Fuel Cell Products — Received repeat orders from major Asian and European automotive customers for test equipment and engineering services. Delivered a fuel cell module to AeroVironment for a specialty aerospace application. Introduced our 2002 series of test equipment incorporating industry leading software control capabilities and new proprietary humidification systems. Completed HyUPS™ backup power generator and, subsequent to quarter end, installed and began testing the unit at a designated Nextel Communications cell tower site in northern California. The system has been performing to the test protocol without fail and has responded well to real and simulated power outages.

FUEL CELL TECHNOLOGY ADVANCEMENTS

•	Building on the success of the second generation HyPM™ power module which realized a 30% reduction in weight, a 25% reduction in parts and corresponding reduction in cost, the Company initiated the design and development of a new low profile third generation HyPM™ power module. This low profile configuration is expected to demonstrate further advancements in performance, durability and reliability. Release of the alpha prototype is targeted for 4th quarter, 2002.

•	Continued to achieve substantial progress in the development of our HyPORT™ E prototype, a regenerative auxiliary power unit incorporating a Hydrogenics’ electrolyzer and HyPM power module. The Company is under contract with the U.S. military to demonstrate the fully integrated system in the third quarter 2002.

•	In combination with Dow Corning, a leading developer and manufacturer of silicone-based materials, the Company recently announced plans to jointly commercialize an innovative and cost-effective manufacturing process for sealing PEM fuel cell stacks and electrolyzers. This automated ‘Seal-in-Place’™ process injects silicone materials into an unsealed assembled stack, a process that substantially reduces stack assembly time and labor costs. This technology was jointly developed by both companies.

OUTLOOK

Based on the solid revenue performance in the first half of the year and a robust order backlog, Hydrogenics still expects revenues to double in 2002, to between US$ 14 and US$ 16 million. On the expense side, the Company will continue to align its resources with emerging market opportunities and will increase investment in R&D and SG&A as needed to directly support viable commercial opportunities in the upcoming year.

“Confidence in our ability to meet the ambitious financial targets we set for ourselves earlier this year is driven to new levels as a result of this quarter’s impressive results,” says Rivard. “We have once again demonstrated our ability to grow our revenues in a commercially sustainable manner, that is, with solid gross margins and prudent investment in research and development and SG&A expense. This consistent execution, combined with an order backlog at record levels, has generated tremendous excitement throughout Hydrogenics. Continuing technological innovations and new customer relationships are generating real momentum, giving us confidence in our ability to grow a sustainable business and to provide meaningful value for our shareholders.”

ABOUT HYDROGENICS:

Hydrogenics Corporation (www.hydrogenics.com) is dedicated to the design and development of commercial PEM fuel cell systems for transportation, stationary and portable power applications. With its first commercial product line of fully integrated fuel cell test systems, the Company has established a leadership position in fuel cell balance-of-plant and operating system technology. The knowledge, expertise, and relationships that Hydrogenics has established from this early R&D product market are providing the foundation for the development and manufacture of fuel cell power modules and fully integrated power generators. Hydrogenics’ 95,000 square foot headquarters and R&D facility is located in Mississauga, Ontario, Canada. The Company also has Asia-Pacific operations in Tokyo, Japan, a facility in New York State, and European operations based in Gelsenkirchen, Germany. Hydrogenics is a member of the GM alliance of fuel cell commercialization companies.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ Form 20F filed with the Securities and Exchange Commission on June 26, 2002 for a more complete discussion of factors that could affect

Hydrogenics’ future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

Company Contact
Hydrogenics, Mississauga, Ont.
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

HYDROGENICS CORPORATION
Consolidated Balance Sheets

As at June 30, 2002 and December 31, 2001
(thousands of U.S. dollars)

	June 30,	December 31,
	2002	2001
	$	$

	(unaudited)
Assets
Current assets
Cash	498	1,639
Short-term investments	63,460	64,170
Accounts receivable	4,851	4,353
Grants receivable	197	741
Inventories	3,526	2,969
Prepaid expenses	462	129

	72,994	74,001
Deposits	103	102
Property, plant and equipment	4,033	3,780
Acquired intellectual property & other intangible assets	23,194	29,750

	100,324	107,633

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,261	1,593
Income taxes payable	58	11

	2,319	1,604
Loans payable	464	208

	2,783	1,812

Shareholders’ Equity
Share capital and other equity	114,746	114,526
Deficit	(13,159)	(4,659)
Foreign currency translation adjustment	(4,046)	(4,046)

	97,541	105,821

	100,324	107,633

HYDROGENICS CORPORATION
(Unaudited)
Interim Consolidated Statements of Operations and Deficit

For the three- and six-month periods ended June 30, 2002 and 2001
(thousands of U.S. dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	$	$	$	$

Revenues	3,471	1,108	5,611	1,763

Cost of revenues	2,413	734	3,963	1,177

	1,058	374	1,648	586

Operating expenses
Selling, general and administrative	1,481	1,176	2,637	1,993
Research and development	1,057	753	1,930	1,314
Research and development grants	—	(225)	(254)	(553)
Depreciation of property, plant and equipment	328	141	623	261
Amortization of acquired intellectual property and other intangibles	3,828	—	7,547	—

	6,694	1,845	12,483	3,015

Loss from operations	(5,636)	(1,471)	(10,835)	(2,429)

Other income (expenses)
Provincial capital tax	(35)	(63)	(70)	(127)
Interest	254	779	563	1,768
Foreign currency gains (losses)	1,994	(1,473)	1,916	1,516

	2,213	(757)	2,409	3,157

Income (loss) before income taxes	(3,423)	(2,228)	(8,426)	728
Current income tax expense	37	43	74	86

Net income (loss) for the period	(3,460)	(2,271)	(8,500)	642
Retained earnings (deficit) — Beginning of period	(9,699)	1,070	(4,659)	(1,843)

Deficit — End of period	(13,159)	(1,201)	(13,159)	(1,201)

Net income (loss) per share (note 6)
Basic	(0.07)	(0.06)	(0.18)	0.02
Diluted	(0.07)	(0.06)	(0.18)	0.02

Shares used in calculating basic income (loss) per share	48,353,063	35,570,722	48,236,033	35,567,555
Shares used in calculating diluted income (loss) per share	48,353,063	35,570,722	48,236,033	39,090,976

HYDROGENICS CORPORATION
(Unaudited)
Interim Consolidated Statements of Cash Flows

For the three- and six-month periods ended June 30, 2002 and 2001
(thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	$	$	$	$
Cash provided by (used in):
Operating activities
Net income (loss) for the period	(3,460)	(2,271)	(8,500)	642
Items not affecting cash
Depreciation of property, plant and equipment	328	141	623	261
Amortization of acquired intellectual property and other intangibles	3,828	—	7,547	—
Unrealized foreign exchange losses (gains)	(2,073)	47	(1,997)	(434)
Imputed interest on loans payable	15	5	20	9
Non-cash consulting fees	49	—	49	—
Net change in non-cash working capital	(265)	(2,564)	(320)	(3,974)

	(1,578)	(4,642)	(2,578)	(3,496)
Investing activities
Decrease in short-term investments	1,905	4,520	2,714	3,144
Purchase of property, plant and equipment	(392)	(475)	(846)	(1,520)
Purchase of intellectual property	(50)	—	(50)	—
Acquisition of subsidiary — net of cash acquired	(555)	—	(555)	—

	908	4,045	1,263	1,624
Financing activities
Increase in loans payable	1	—	1	98
Common shares issued	14	2	171	7

	15	2	172	105

Decrease in cash during the period	(654)	(595)	(1,143)	(1,767)
Effect of exchange rate changes on cash	—	(51)	2	89
Cash — Beginning of period	1,152	836	1,639	1,868

Cash — End of period	498	190	498	190